FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

 United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

31 May 2017 07:00 BST

ASTRAZENECA APPOINTS PROFESSOR NAZNEEN RAHMAN
TO ITS BOARD OF DIRECTORS AND SCIENCE COMMITTEE

AstraZeneca announced that, effective 1 June 2017, the Board has appointed Professor Nazneen Rahman as a Non-Executive Director of AstraZeneca PLC. On appointment, Professor Rahman also becomes a member of the Science Committee.

Professor Nazneen Rahman is Head of the Division of Genetics and Epidemiology at the Institute of Cancer Research (ICR), London; Head of the Cancer Genetics Unit at the Royal Marsden NHS Foundation Trust; and Director of the TGL clinical gene testing laboratory at the ICR. She qualified in medicine from Oxford University and holds a PhD in molecular genetics.

Professor Rahman's research harnesses her scientific and clinical expertise to identify and clinically implement human disease genes. She has a strong focus on cancer predisposition genes, in which she is an internationally-recognised expert and has discovered many such genes during her career, particularly for breast, ovarian and childhood cancers.

Elected as a Fellow of the Academy of Medical Sciences in 2010, Professor Rahman is a member of the scientific advisory boards of Genomics plc and the Centre for Molecular Medicine Norway, as well as the advisory board of Wellcome Open Research.

Professor Rahman has a strong commitment to open science and science communication and has garnered numerous awards, including a CBE in the 2016 Queen's birthday honours in recognition of her contribution to medical sciences.

Leif Johansson, Chairman of AstraZeneca, said: "We are delighted to welcome Professor Rahman to our Board and Science Committee. She brings world-renowned expertise in genetic research with a focus on cancer, which is a strategic therapy area for our business."

In relation to Professor Rahman's appointment, no disclosure obligations arise under paragraphs (1) to (6) of LR 9.6.13 R of the UK Listing Authority's Listing Rules.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - Oncology, Cardiovascular & Metabolic Diseases and Respiratory. The Company also is selectively active in the areas of autoimmunity, neuroscience and infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Esra Erkal-Paler	UK/Global	+44 203 749 5638
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology	+1 240 477 3771
Lindsey Trickett	Cardiovascular & Metabolic Diseases	+1 240 543 7970
Nick Stone	Respiratory	+44 203 749 5716
Christer Gruvris	Autoimmunity, Neuroscience & Infection	+44 203 749 5711
US toll free		+1 866 381 7277

Adrian Kemp
Company Secretary, AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 31 May 2017	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary